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                            December 23, 2021

       John Norman
       Chief Executive Officer
       Evolution Development Group, Inc.
       10949 Esteban Drive
       Ft. Myers, FL 33912

                                                        Re: Evolution
Development Group, Inc.
                                                            Post-Qualification
Amendment No. 1 to Offering Statement on Form 1-A
                                                            Filed December 20,
2021
                                                            File No. 024-11127

       Dear Mr. Norman:

                                                        This is to advise you
that we do not intend to review your amendment.

               We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
       FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Brian
Fetterolf at 202-551-6613 with any questions.





                            Sincerely,


                            Division of Corporation Finance

                            Office of Trade & Services
       cc:                                              Kendall Almerico